Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands, except for ratio)
Earnings (Loss)
Income (loss) before income taxes	$47,326	$42,160	$(33,761)	$58,440

Additions:
Total fixed charges (see below)	20,741	15,504	58,828	48,531

Subtractions:
Interest capitalized	2,647	785	5,807	1,308
Earnings as adjusted	$65,420	$56,879	$19,260	$105,663

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$6,683	$1,655	$13,411	$11,050
Amortization of debt expense	1,054	278	2,409	859
Portion of rental expense representative of the interest factor	13,004	13,571	43,008	36,622
Total fixed charges	$20,741	$15,504	$58,828	$48,531

Ratio of earnings to fixed charges	3.15	3.67	—	2.18

Coverage deficiency	$—	$—	$39,568	$—